Exhibit 99.1

GH RESEARCH PLC

Unaudited condensed consolidated interim statement of comprehensive loss

		Three months ended March 31,
		2025	2024
	Note	$’000	$’000
Operating expenses
Research and development	3	(7,852)	(8,658)
General and administration	3	(4,880)	(2,870)
Loss from operations		(12,732)	(11,528)

Finance income	4	2,759	2,670
Finance expense	4	(178)	(179)
Movement of expected credit loss		(19)	50
Foreign exchange (loss)/gain		(642)	1,321
Total other income		1,920	3,862

Loss before tax		(10,812)	(7,666)
Tax charge/(credit)		-	-
Loss for the period		(10,812)	(7,666)

Other comprehensive income/(expense)
Items that may be reclassified to profit or loss
Fair value movement on marketable securities		60	(543)
Currency translation adjustment		532	(1,289)
Total comprehensive loss for the period		(10,220)	(9,498)

Attributable to owners:
Loss for the period		(10,812)	(7,666)
Total comprehensive loss for the period		(10,220)	(9,498)

Loss per share
Basic and diluted loss per share (in USD)	15	(0.19)	(0.15)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	1

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of financial position

		At March 31,	At December 31,
		2025	2024
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	5	244,954	100,791
Other financial assets		12,558	19,387
Marketable securities	6	33,835	29,146
Other current assets	7	3,321	4,901
Total current assets		294,668	154,225
Non-current assets
Marketable securities	6	23,991	33,300
Property, plant and equipment		705	748
Other non-current assets	8	1,090	-
Total non-current assets		25,786	34,048
Total assets		320,454	188,273

LIABILITIES AND EQUITY
Current liabilities
Trade payables	9	4,774	3,741
Lease liability		336	255
Other current liabilities	10	4,808	4,957
Total current liabilities		9,918	8,953
Non-current liabilities
Lease liability		322	369
Total non-current liabilities		322	369
Total liabilities		10,240	9,322

Equity attributable to owners
Share capital		1,551	1,301
Additional paid-in capital		431,061	291,463
Other reserves		6,671	5,194
Foreign currency translation reserve		(12,029)	(12,561)
Accumulated deficit		(117,040)	(106,446)
Total equity		310,214	178,951
Total liabilities and equity		320,454	188,273

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	2

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of changes in equity

	Attributable to owners
	Share capital	Additional paid-in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2024	1,301	291,463	4,651	(10,507)	(67,940)	218,968
Loss for the period	-	-	-	-	(7,666)	(7,666)
Other comprehensive expense	-	-	(543)	(1,289)	-	(1,832)
Total comprehensive loss for the period	-	-	(543)	(1,289)	(7,666)	(9,498)
Share-based compensation expense	-	-	277	-	-	277
Transfer of share options	-	-	(92)	-	92	-
Total transactions with owners	-	-	185	-	92	277
At March 31, 2024	1,301	291,463	4,293	(11,796)	(75,514)	209,747

At January 1, 2025	1,301	291,463	5,194	(12,561)	(106,446)	178,951
Loss for the period	-	-	-	-	(10,812)	(10,812)
Other comprehensive income	-	-	60	532	-	592
Total comprehensive loss for the period	-	-	60	532	(10,812)	(10,220)
Share-based compensation expense	-	-	1,635	-	-	1,635
Transfer of share options	-	-	(218)	-	218	-
Issue of share capital	250	139,598	-	-	-	139,848
Total transactions with owners	250	139,598	1,417	-	218	141,483
At March 31, 2025	1,551	431,061	6,671	(12,029)	(117,040)	310,214

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	3

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of cash flows

	Three months ended March 31,
	2025	2024
	$’000	$’000
Cash flows from operating activities
Loss for the period	(10,812)	(7,666)
Depreciation	76	80
Share-based compensation expense	1,635	277
Finance income	(2,759)	(2,670)
Finance expense	178	179
Movement of expected credit loss	19	(50)
Foreign exchange loss/(gain)	642	(1,321)
Movement in working capital	213	557
Cash flows used in operating activities	(10,808)	(10,614)
Finance expense paid	(172)	(169)
Finance income received	2,407	1,187
Net cash used in operating activities	(8,573)	(9,596)

Cash flows from investing activities
Purchase of property, plant and equipment	(4)	(12)
Proceeds from sale of other financial assets	7,000	5,000
Proceeds from redemptions and disposals of marketable securities	4,842	3,800
Cash flows from investing activities	11,838	8,788

Cash flows from financing activities
Payment of lease liability	-	(71)
Proceeds from equity public offering	150,000	-
Transaction costs from equity public offering	(9,142)	-
Net cash flows from/(used in) financing activities	140,858	(71)

Net increase/(decrease) in cash and cash equivalents	144,123	(879)
Cash and cash equivalents at the beginning of the period	100,791	78,420
Impact of foreign exchange on cash and cash equivalents	40	(58)
Cash and cash equivalents at the end of the period	244,954	77,483

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	4

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Corporate information

GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at Joshua Dawson House, Dawson Street, Dublin 2, Ireland.

The Company is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. Its initial focus is on developing the novel and proprietary mebufotenin therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable mebufotenin product candidate and GH002, a proprietary intravenous mebufotenin product candidate.

On February 6, 2025, the Company completed a public offering on the Nasdaq Global Market (“Nasdaq”) in which it issued and sold an aggregate of 10,000,000 ordinary shares at $15.00 per share. The estimated net proceeds of the offering were $139.8 million, after deducting underwriting discounts and estimated directly attributable transaction costs of $10.2 million.

These unaudited condensed consolidated interim financial statements were presented to the board of directors and approved by them for issue on May 8, 2025.

2.	Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards
The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024, which were prepared in accordance with IFRS Accounting Standards as adopted by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency.

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research PLC for the year ended December 31, 2024, are expected to be filed with the Companies Registration Office by November 26th, 2025.

New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2025, that are relevant to the Group and that have had any material impact in the interim period. The review of the impact of new standards on the Group’s financial statements which are not yet effective and which have not been early adopted by the Group is ongoing. This includes IFRS 18 “Presentation and Disclosure in Financial Statements”. IFRS 18 will replace IAS 1 “Presentation of financial statements”, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impact on presentation and disclosure is expected to be extensive. Management is currently assessing the detailed implications of applying the new standard on the Group’s financial statements.

Going concern basis
GH Research is a clinical-stage biopharmaceutical company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. Research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since formation.

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding, except lease liabilities, as of March 31, 2025. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of March 31, 2025, the Group’s cash and cash equivalents amounted to $245.0 million (December 31, 2024: $100.8 million). The Group also held marketable securities of $57.8 million and other financial assets of $12.6 million as of March 31, 2025, (December 31, 2024: marketable securities of $62.4 million and other financial assets of $19.4 million). The marketable securities held by the Group are quoted in active markets and are an additional source of liquidity.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
The board of directors believes that the Group has sufficient financial resources available to cover its planned cash outflows for at least the next twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. The Group, therefore, continues to adopt the going concern basis in preparing its unaudited condensed consolidated interim financial statements.

Use of estimates and judgments
The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are as follows:

Share-based compensation expense
In preparing the share based-compensation expense in prior periods, the expected volatility assumption was based on selected volatility determined by median values observed among other comparable public companies.
In preparing the share-based compensation expense for these unaudited condensed consolidated interim financial statements, the Group has used a blended rate taking into account its own historical volatility alongside other comparable public companies. This change has been made due to the historical share price information now available for the Group. Judgment has been applied, for all periods presented, in the selection of comparable public companies and of the relevant period of observation used to determine the values.
Research and development tax credits
For the three months ended March 31, 2025, $1.2 million relating to research and development tax credits has been recognized (March 31, 2024, $0.8 million). Included in this amount is an estimate of the claim for the year ended December 31, 2024, and for the three months ended March 31, 2025.
A portion of the research and development tax credit claimed remains unrecognized at March 31, 2025, as management has assessed that some uncertainty remains and therefore, reasonable assurance has not been achieved. Reasonable assurance is achieved using internal experience, judgment and assistance from our professional advisors. If the portion of the research and development tax credit which remains unrecognized at March 31, 2025, increased or decreased by 5%, this would not have a material impact on the financial statements.
Aside from those highlighted above, in preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are consistent with those that applied in the preparation of the consolidated financial statements for the year ended December 31, 2024.

Accounting policies
The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Group’s most recent annual financial statements and have been applied consistently to all periods presented in the unaudited condensed consolidated interim financial statements.

Current and deferred income tax
The interim income tax expense is calculated based on the Company’s estimate of the weighted average effective annual income tax rate expected for the full year. The current and deferred income tax charge was $nil for the three months ended March 31, 2025 and 2024, which is in line with the Company’s estimate for the full year. No deferred tax assets have been recognized as there is no certainty that sufficient taxable profits will be generated within the required timeframe to be able to utilize these tax loss carry-forwards in full.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
Segment reporting
Management considers the Group to have only a single segment: Research and Development (“R&D”). This is consistent with the way that information is reported internally within the Group for the purpose of allocating resources and assessing performance.

3.	Expenses by nature

The following table provides the consolidated statement of comprehensive loss classification of our expense by nature:

	Three months ended March 31,
	2025	2024
	$’000	$’000
External research and development expenses	5,422	7,047
Employee expenses[1]	2,385	1,548
Depreciation	6	6
Other expenses	39	57
Total research and development expenses	7,852	8,658

External costs	2,869	1,915
Employee expenses[2]	1,941	881
Depreciation	70	74
Total general and administrative expenses	4,880	2,870
Total operating expenses	12,732	11,528

1Included in employee expenses is share based compensation expense of $0.7 million and $0.2 million for the three months ended March 31, 2025 and 2024, respectively, relating to employees in the research and development department.

2Included in employee expenses is share based compensation expense of $0.9 million and $0.1 million for the three months ended March 31, 2025 and 2024, respectively, relating to employees in the general and administrative department.

Foreign exchange loss/gain

Foreign exchange loss of $0.6 million for the three months ended March 31, 2025 (foreign exchange gain of $1.3 million for the three months ended March 31, 2024) consists primarily of losses (2024: gains) related to the translation of the U.S. dollar cash and other financial assets balance into euro in the accounts of the Company’s subsidiary, GH Research Ireland Limited, whose functional currency is euro as explained in the Group’s consolidated financial statements for the year ended December 31, 2024.

At March 31, 2025, if the U.S. dollar had weakened/strengthened by 10% against the euro with all other variables held constant, the loss before tax for the three months ended March 31, 2025, would have been $1.3 million higher/lower, mainly related to the translation of cash and other financial assets held in U.S. dollar in the Company’s subsidiary, GH Research Ireland Limited. This would be offset by an equivalent amount within Other Comprehensive Income.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
4.	Finance income and expense

	Three months ended March 31,
	2025	2024
	$’000	$’000
Finance income
Finance income on cash, cash equivalents and other financial assets	1,292	558
Gain on cash equivalents and other financial assets at fair value through profit and loss (“FVTPL”)	745	1,057
Interest income under effective interest rate method at fair value through other comprehensive income (“FVOCI”)	722	1,055
Finance income	2,759	2,670

Finance expense
Finance expense on investments	(168)	(166)
Finance expense on lease liability	(10)	(13)
Finance expense	(178)	(179)

5.	Cash and cash equivalents

	March 31,	December 31,
	2025	2024
	$’000	$’000
Cash at bank and in hand	27,575	28,577
Cash equivalents	217,379	72,214
	244,954	100,791

During the three months ended March 31, 2025, proceeds of $7.0 million were received from the sale of other financial assets which were used to fund the operating activities of the Group, and proceeds of $5.2 million were received from the redemption of marketable securities, which includes accrued interest. On redemption of the marketable securities, the funds are invested in cash equivalents.

6.	Marketable securities

Marketable securities
$’000
Fair value
At January 1, 2025	62,446
Accrued interest	721
Interest received	(212)
Redemptions and disposals of marketable securities	(5,170)
Revaluation adjustment	41
At March 31, 2025	57,826

 At March 31, 2025, the Group’s marketable securities mature at varying dates within the next three years.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
The movement through OCI for the three months ended March 31, 2025, and March 31, 2024, is shown in the table below:

	Three months ended March 31,
	2025	2024
	$’000	$’000
Revaluation adjustments	41	(493)
Movement of expected credit losses on assets measured at FVOCI	19	(50)
Movement on marketable securities through OCI	60	(543)

7.	Other current assets

Other current assets primarily represent prepayments and research and development tax credit receivable.

8.	Other non-current assets

Other non-current assets represent research and development tax credit receivable.

9.	Trade payables

Trade payables primarily represents amounts incurred for the provision of manufacturing, research and consulting services and professional fees, which are outstanding at the end of the period. Trade payables are due to be settled at different times within 12 months.

10.	Other current liabilities

Other current liabilities primarily represent accruals for operating expenses and employee tax payable and are expected to be settled within one year.

11.	Share Capital

On February 6, 2025, GH Research PLC completed a public offering on the Nasdaq in which it issued and sold an aggregate of 10,000,000 ordinary shares at $15.00 per share. The estimated net proceeds of the public offering were $139.8 million, after deducting underwriting discounts and estimated directly attributable transaction costs of $10.2 million.

Number of outstanding shares
At December 31, 2024	52,028,145
Share issue from public offering	10,000,000
At March 31, 2025	62,028,145

12.	Contingencies

As of March 31, 2025, there were no material contingencies which required adjustment or disclosure in the unaudited condensed consolidated interim financial statements (2024: none).

13.	Share based compensation

Share Options
In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company initially reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which includes ordinary shares pursuant to share-based equity awards issued to date. As of March 31, 2025, the total number of ordinary shares which may be issued under the Share Option Plan was 2,202,704 and the Company has 278,926 ordinary shares available for the future issuance of share-based equity awards.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
Under the Share Option Plan, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants.

During the three months ended March 31, 2025, the Company granted the option to purchase 71,800 ordinary shares which were in line with the general terms of the Share Option Plan. 15,000 share options were granted which vest 25% on the first anniversary of the date of the grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term (expiration) of these share options is seven years from the grant date with an exercise price of $0.025. All other share options granted during the three months ended March 31, 2025, vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years and are subject to a two year service condition. The contractual term (expiration) of these share options is eight years from the grant date with an exercise price of the closing market price on the day prior to the grant.

The following table summarizes the share option awards outstanding as of March 31, 2025:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2024	3.95	1,869,547	6.56
Granted	7.12	71,800	7.63
Forfeited	12.00	(24,865)	5.27
At March 31, 2025[1]	3.96	1,916,482	6.37

1 202,160 of the awards outstanding as of March 31, 2025, were exercisable.

The weighted average grant date fair value of awards granted during the three months ended March 31, 2025, was $7.51 per award.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The fair values of the options granted during the three months ended March 31, 2025 and 2024 were determined on the date of the grant using the following assumptions:

	Three months ended March 31, 2025	Three months ended March 31, 2024
Share price, in USD	7.91 - 10.88	5.80 - 8.00
Strike price, in USD (weighted average)	7.12	6.96
Expected volatility	83% - 90%	87% - 88%
Award life (weighted average)	5.9	6
Expected dividends	-	-
Risk-free interest rate	4.02% - 4.47%	3.82% - 4.26%

As explained in note 2 “Basis of preparation, significant judgments, and accounting policies” the expected volatility for the three months ended March 31, 2025, is based on a blended rate of historical volatility observed among other comparable public companies and the Company’s own historical volatility. The expected volatility for the three months ended March 31, 2024, was based on selected volatility determined by median values observed among other comparable public companies.

GH RESEARCH PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
The award life is based on the time interval between the date of grant and the date during the life of the share option after which, when making the grant, the Company expected on average that participants would exercise their options.

As of March 31, 2025, Other Reserves within equity includes $6.3 million (December 31, 2024: $4.9 million) relating to the Group’s Share Option Plan. Balances which relate to forfeited awards which had previously vested are transferred from Other Reserves to Accumulated Deficit. The amount of expense for all awards recognized for services received during the three months ended March 31, 2025, was $1.6 million (three months ended March 31, 2024: $0.3 million).

14.	Related party disclosures

There have been no transactions in the three months ended March 31, 2025 and ended March 31, 2024 with related parties that had a material effect on the financial position or performance of the Group.

15.	Loss per share

	Three months ended March 31,
	2025	2024
Loss attributable to shareholders (in $’000)	(10,812)	(7,666)
Weighted average number of shares in issue	58,028,145	52,028,145
Basic and diluted loss per share (in USD)	(0.19)	(0.15)

For the three months ended March 31, 2025 and 2024, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

16.	Events after the reporting date

There were no events after the reporting date requiring disclosure in the Group’s consolidated financial statements.